

By Electronic Mail

May 17, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: SEI Exchange Traded Funds
         Issuer CIK: 0001888997
         Issuer File Number: 333-260611 / 811-23754
         Form Type: 8-A12B
         Filing Date: May 17, 2022

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated March 30, 2022 from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- SEI Large Cap Quality Factor ETF (SEIQ)
- SEI Large Cap Momentum Factor ETF (SEIM)
- SEI Large Cap Value Factor ETF (SEIV)
- SEI Large Cap Low Volatility Factor ETF (SELV)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Analyst, Listing Qualifications